FORM 51-102F3

Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY

Alexco Resource Corp.
Suite 1920 – 200 Granville Street
Vancouver, British Columbia
V6C 1S4

ITEM 2.	DATE OF MATERIAL CHANGE

November 20, 2006.

ITEM 3.	NEWS RELEASE

Issued November 20, 2006 (prior news releases issued November 16, 2006 and November 2, 2006) and distributed through the facilities of CCN Matthews.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

See attached news releases dated November 20, 2006, November 16, 2006 and November 2, 2006.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

See attached news releases dated November 20, 2006, November 16, 2006 and November 2, 2006.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.	OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.	EXECUTIVE OFFICER

Contact: Elaine Sanders, Chief Financial Officer
Telephone: 604-633-4888

ITEM 9.	DATE OF REPORT

DATED at Vancouver, British Columbia this 24th day of November, 2006.

News Release

Alexco Announces New High Grade Discovery at Keno Hill: Silver King East

Conference Call Scheduled on Tuesday November 21, 2006 9:00 am PST

November 20, 2006 Vancouver, British Columbia – Alexco Resource Corp. (TSX: AXR) (“Alexco”) is pleased to announce the discovery of a new zone of bonanza grade silver mineralization at its Keno Hill Project, Yukon. The exploration program is managed by NovaGold Resources Inc. (TSX, AMEX: NG). The Silver King East discovery is located approximately 600 metres northeast of the historic Silver King mine (see press release November 2, 2006) and represents a significant new development in the understanding and potential of the western extent of the Keno Hill silver district. “These are very exciting results with both bonanza silver grades with significant gold, and broader zones of well mineralized disseminated mineralization. The scale of the alternation system is impressive and suggests that large, bulk mineable targets may exist in the district. The discovery of a new target type has important implications for the potential of the district.” stated Rick Van Nieuwenhuyse, NovaGold’s President and CEO. “We look forward to expanding on the results with the 2007 exploration program”.

Highlights

•

Partial drill results from three holes in the Silver King East area in the western part of the historic Keno Hill district have returned bonanza silver grades and robust gold values. Highlights include:

o

DDH K06-013 which cut an interval grading: 2.3 kg/tonne of silver (68.4 ounces per ton silver), 2.31 g/tonne gold, 0.7% lead and 1.0% zinc or 75.4 opt silver equivalent over 6.1 metres from 65.5 to 71.6 metres;

	o	The above interval in DDH K06-013 included a core intercept grading: 4.5 kg/tonne of silver (130.6 ounces per ton silver), 3.47 g/tonne gold, 1.1% lead and 1.8% zinc or

142.0 opt silver equivalent over 3.1 metres from 65.5 to 68.6 metres; and

o

DDH K06-015 which cut one interval grading: 5.8 kg/tonne of silver (169.4 ounces per ton silver), 2.07 g/tonne gold, 14.7% lead and 1.1% zinc or 192.1 opt silver equivalent over 1.53 metres from 56.09 to 57.62 metres.

•

The discovery at Silver King East suggests the presence of a much larger silver dominated and gold bearing disseminated and vein related mineralized system. It is considered significant that the precious metal rich, base metal depleted nature of mineralization at Silver King East is similar to mineralization at the historic Silver King and Husky Southwest mines to the southwest and northeast of Silver King East respectively.

•

Based on initial results from the Silver King, Silver King East, Bellekeno and other areas, Alexco is preparing for a major exploration and resource development effort at Keno Hill with a minimum of 30,000 metres of drilling planned in 2007.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 2300
Vancouver, BC V6C 1S4

2006 Keno Hill Work Program

Drilling in 2006 has focused on gathering baseline information from areas around the former Silver King, Bellekeno, Husky, Husky Southwest, Lucky Queen, Shamrock and Ruby mines. These past producers mined a portion of the historic Keno Hill silver district extending over an eighteen kilometre long belt. A property target location map along with drill hole locations for the Silver King East, Bellekeno and Silver King areas are posted on the Company’s website at www.alexcoresource.com.

Partial assays from the three holes drilled at the Silver King East prospect have been received. Core holes K06-013 (- 59°), K06-014 (- 70°) and K06-015 (- 50°) were drilled from the same setup and on the same azimuth. The holes were sited to follow up anomalous overburden drilling results reported by United Keno Hill Mines Limited in 1980; in particular hole A9829 which encountered historically reported values of 570.7 g/tonne silver (16.6 oz/ton Ag), 0.36% lead and 0.22% zinc over an apparent 18.3 metre interval. The discovery and follow-up of the Silver King East mineralization is due in large part to the significant historic data compilation program that Alexco has been carrying out over the past 12 months.

The newly discovered mineralization is present within a broad zone of argillized greenstone containing scattered bands of sulphide, primarily pyrite and lesser sphalerite with local galena. The initial results are impressive with both high grade bonanza silver intervals and longer lower grade intervals of stockwork mineralized material encountered in two of the three drill holes reported, Hole K06-014 encountered weaker silver-gold mineralization. A summary of results received to date is presented in Table 1.

Table 1: Initial Results from the SILVER KING EAST Prospect – Keno Hill Property

		To	Length	Ag	Ag	Au	Au	Pb	Zn	Ag Eq*
Hole #	From metres	metres	metres	g/tonne	oz/ton	g/tonne	oz/ton	%	%	oz/ton

K06-013	56.40	71.60	15.20	978.6	28.5	1.37	0.040	0.31	0.66	32.8
including	65.50	71.60	6.10	2345.1	68.4	2.31	0.067	0.74	0.95	75.4
including	65.50	68.60	3.10	4478.1	130.6	3.47	0.101	1.12	1.83	142.0

K06-014	No significant mineralization

K06-015	54.20	60.00	5.80	1809.1	52.8	0.76	0.022	4.47	0.57	60.3
including	56.09	57.62	1.53	5806.8	169.4	2.07	0.077	14.74	1.14	192.1

* Silver (Ag) equivalent calculated based on metal prices of US$525/oz Au, US$8.00/oz Ag, US$0.45/lb Pb, and US$0.75/lb Zn; metallurgical recoveries not considered.

Diamond drilling at Keno Hill will wrap up in the Husky Southwest area later this week with two core rigs drilling the final holes on the property for 2006. Total drilling for 2006 will exceed 11,000 metres in 42 holes. Core logging is current and over 5,000 core samples have been delivered to ALS Chemex labs in North Vancouver, BC. Results from the historic Silver King and Bellekeno mine areas were released on November 2nd and 16th and can be viewed on the company’s website. The exploration program is managed by the NovaGold Resources Inc. exploration team on behalf of Alexco.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 2300
Vancouver, BC V6C 1S4

Implications of Silver King East Discovery

The recognition of broad zones of locally brecciated argillic and silica altered rock with disseminated and bonanza grade silver and associated gold mineralization in the area of the historic Silver King mine, 600 metres along strike at Silver King East and a further 1400 metres along strike at the former Husky SW mine may indicate the presence of a very large, high level silver dominated, relatively base metal depleted epithermal system. At both Silver King and Silver King East, narrower zones (1.0 to 1.4 metres in the Silver King area and 3.0 to 6.1 metres in the Silver King East area) of bonanza grade silver mineralization are observed in association with broader intervals (12 to 18 metres at Silver King and up to 15 metres at Silver King East) of lower grade but significant silver mineralization. Importantly, at both Silver King and Silver King East gold is associated with the silver mineralization. Initial results from the Silver King and Silver King East areas suggest the possibility of bulk mineable widths of silver and gold mineralization. The possibility of bulk mineable targets opens up the area to a whole new deposit type.

2007 Program Planning

Alexco’s plan in 2007 anticipates four rigs drilling at the Keno Hill Project for at least eight months and a minimum of 30,000 metres within the district. The drill program will be designed to significantly expand and accelerate drilling in the Silver King – Husky Southwest corridor including the new discovery at Silver King East, while also capitalizing on the historic resource at the Bellekeno deposit where the objective will be to define a minimum of 20 million ounces of Inferred category silver resources.

Notes

True widths have not been determined for all the above reported drill intercepts but are believed to be representative of actual drill thicknesses.

A rigorous quality control and quality assurance protocol under the supervision of Mike Stammers, P. Geo., a qualified person as defined by NI 43-101, was utilized on the project including blank, duplicate and standard reference samples in each batch of 20 samples that were delivered to the lab. All drill core samples were shipped to ALS Chemex Labs of North Vancouver BC for preparation and analysis by fire assay and multi-element ICP.

Conference Call

Alexco will host a conference call Tuesday, November 21st at 9:00 am PST (noon EST) to review the results of the 2006 Keno Hill drill program. There will also be an opportunity for Clynt Nauman and Rick Van Nieuwenhuyse to answer your questions about Keno Hill.

Dial in at 1-877-888-7019 or 416-695-9745 or view webcast at www.alexcoresource.com.

The call will also be archived on Alexco's website and available for replay until December 5, 2006 by calling 1-888-509-0081 or 416-695-5275, using passcode 859147.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill district produced more than 217 million ounces of silver with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government’s Minfile

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 2300
Vancouver, BC V6C 1S4

database). The historical production grades would rank Keno Hill in the top 3% by grade of today’s global silver producers. The Keno Hill district is the second-largest historical silver producer in Canada.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company’s core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development activity. NovaGold Resources Inc. with a 19% equity interest is Alexco’s largest shareholder.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company’s website at www.alexcoresource.com.

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the entering into of agreements, the closing of transactions and the expenditure of funds. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the timing of transactions, the ability to fulfill certain conditions, the ability to raise funds and the timing and amount of expenditures.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 2300
Vancouver, BC V6C 1S4

News Release

Alexco Announces Additional Keno Hill Drill Results: Bellekeno Mine Area

November 16, 2006 Vancouver, British Columbia – Alexco Resource Corp. (TSX: AXR) (“Alexco or the Company”) is pleased to announce additional encouraging assay results from its Keno Hill Project, Yukon, where its exploration program is managed by NovaGold Resources Inc. (TSX, AMEX: NG). To date over 10,500 metres of diamond drilling has been completed in 40 holes in the Keno Hill silver district, the majority targeted to confirm or test extensions of known mineralization in areas around seven of the thirty five past producing silver mines in the district..

Highlights

•	Partial drill results from the initial three of nine holes in the area of the past producing Bellekeno mine at Keno Hill have returned bonanza silver grades. Highlights include:

	o	DDH K06-011 which cut an interval grading: 4.6 kg/tonne of silver (135.0 ounces per ton silver), 63.4% lead and 7.5% zinc or 220.5 opt silver equivalent over 2.0 metres from 399.3 to 401.3 metres;

o

DDH K06-016 which cut an interval grading: 2.5 kg/tonne of silver (74.2 ounces per ton silver), 0.97 g/tonne gold, 10.0% lead and 24.0% zinc or 132.4 opt silver equivalent over 1.6 metres from 364.45 to 366.05 metres; and

o

DDH K06-020 which cut an interval grading: 1.4 kg/tonne of silver (56.3 ounces per ton silver), 1.28 g/tonne of gold and 30.8% zinc or 101.4 opt silver equivalent over 2.2 metres from 409.6 to 411.8 metres.

•

SRK Consulting has been retained to undertake a NI 43-101 compliant resource estimate for the Bellekeno deposit where United Keno Hill Mines Limited (“UKHM”) reported significant historical resources. Completion of the study is scheduled for the First Quarter 2007 and will form the basis for a resource definition drilling campaign in 2007.

•

Based on the initial drill results from the Silver King, Bellekeno and other areas in 2006, Alexco plans a major exploration and resource expansion effort at Keno Hill district with a minimum of 30,000 metres of diamond drilling anticipated in 2007. At Bellekeno, an initial 20+ million oz silver equivalent inferred resource is targeted for 2007 based on an estimated minimum 12,000 metres of surface drilling.

2006 Work Program

Drilling in 2006 has focused on gathering baseline information from areas around the former Silver King, Bellekeno, Husky, Husky Southwest, Lucky Queen, Shamrock and Ruby mines. These past producers mined a portion of the historic Keno Hill silver district extending over an eighteen kilometre long belt. A property target location map along with drill hole plan maps for the Bellekeno and Silver King areas are posted on the Company’s website at www.alexcoresource.com.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 2300
Vancouver, BC V6C 1S4

Assays from three of the nine initial drill holes completed in the area of the former Bellekeno mine have been received. The initial results are impressive with high-grade silver and base metal intervals encountered in all three of the drill holes. The holes at Bellekeno primarily targeted the down-dip and along-strike southwestern extension of the bonanza lead-zinc-silver veins developed by UKHM and served to verify the continuation of historically reported mineralization. Two of the holes reported here (K06-011 and K06-016) were lost in the mineralized zone due to technical drilling issues. A summary of the results received to date is presented in Table 1.

Table 1: Initial Results from the BELLEKENO Mine – Keno Hill Property

	From	To	Length	Ag	Ag	Au	Au	Pb	Zn	Ag Eq*
Hole #	metres	metres	metres	g/tonne	oz/ton	g/tonne	oz/ton	%	%	oz/ton

K06-011	399.30	402.00	2.70	3449.2	100.6	0.30	0.009	47.11	8.65	170.4
including	399.30	401.30	2.00	4628.5	135.0	<0.01	<0.001	63.39	7.54	220.5

K06-016	363.95	367.50	3.55	1239.3	36.1	0.75	0.022	5.46	13.44	68.9
including	364.45	366.05	1.60	2543.1	74.2	0.97	0.028	10.04	24.04	132.4

K06-020	407.80	411.80	4.00	859.1	25.1	0.99	0.029	0.32	19.14	63.2
Including	409.60	411.80	2.20	1409.1	56.3	1.28	0.037	0.06	30.82	101.4

* Silver (Ag) equivalent calculated based on metal prices of US$525/oz Au, US$8.00/oz Ag, US$0.45/lb Pb, and US$0.75/lb Zn; metallurgical recoveries not considered.

Exploration continues at Keno Hill with two core rigs currently drilling on the property. Total drilling exceeds 10,500 metres with approximately 11,500 metres anticipated by the end of November 2006. Core logging is current and over 4,700 core samples have been delivered to ALS Chemex labs in North Vancouver, BC. Results from the historic Silver King mine area were released on November 2nd and can be viewed on the Company’s website. The exploration program is managed by the NovaGold Resources Inc. exploration team on behalf of Alexco.

Bellekeno Resource Update

SRK Consulting has been retained to undertake a NI 43-101 compliant resource estimate for the past producing Bellekeno mine where United Keno Hill Mines Limited reported significant historical resources. Records indicate the Bellekeno mine produced 42,000 tons (38,102 tonnes) of ore averaging 42.6 ounces per ton of silver (1,461 g/t silver) with approximately 11% lead and 7% zinc. Completion of the resource estimate is scheduled for the First Quarter 2007 and will be the basis for resource definition drilling in 2007.

In March 1997, estimated remaining resources at Bellekeno were published by Keno Hill mine staff (Table 2). Samples were collected by underground percussion drilling and surface core drilling, and silver assays were capped at 100 ounces of silver per ton (3,429 g/t silver). Manual polygonal estimation methods were used and, if necessary, the veins were diluted to a minimum mining width of 5 feet (1.52 metres). These historical resources used the revised February 1996 CIM Mineral Resource/Reserve Classification reporting guidelines. Although believed to be relevant by Alexco management, these historical resources are not NI 43-101 compliant, should not be relied upon, and will be updated and verified by an independent qualified person in the upcoming SRK resource estimate.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 2300
Vancouver, BC V6C 1S4

Table 2: Estimated Remaining Historical Resources from the BELLEKENO Mine– Keno Hill Property

	Resource	Resource	Ag	Ag	Au	Au	Pb	Zn	Ag Eq*	Ag Eq*
Hole #	Tons	Tonnes	g/tonne	oz/ton	g/tonne	oz/ton	%	%	oz/ton	Moz

M & I	253,327	229,813	1,251	36.5	0.34	0.010	12.40	7.10	64.4	9.7
Inferred	37,950	34,427	789	23.0	0.34	0.010	6.00	4.00	37.9	4.3

* Silver (Ag) equivalent calculated based on metal prices of US$525/oz Au, US$8.00/oz Ag, US$0.45/lb Pb, and US$0.75/lb Zn; metallurgical recoveries not considered.

2007 Program Planning

Alexco’s plan in 2007 is to initially capitalize on this historic resource at the Bellekeno deposit with further definition and expansion drilling to develop Inferred category resources from the surface. This will be followed by underground conversion of Inferred resources to Measured and Indicated resources as soon as the final regulatory authorizations related to environmental care and maintenance of the Keno Hill district are received, likely in late 2007 or early 2008.

Alexco anticipates four rigs drilling at the Keno Hill Project for six months in 2007, drilling a minimum of 30,000 meters within the district. At Bellekeno, a 20+ million oz silver equivalent inferred resource is initially targeted based on an estimated 12,000 metres of surface drilling including significant drilling up and down plunge of existing mineralized shoots where early indications from 2006 indicate continued mineralization.

Notes

True widths have not been determined for all the above reported drill intercepts but are believed to be representative of actual drill thicknesses.

A rigorous quality control and quality assurance protocol under the supervision of Qualified Person, Mike Stammers, P. Geo., a qualified person as defined by NI 43-101, was utilized on the project including blank, duplicate and standard reference samples in each batch of 20 samples that were delivered to the lab. All drill core samples were shipped to ALS Chemex Labs of North Vancouver, BC for preparation and analysis by fire assay and multi-element ICP.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill district produced more than 217 million ounces of silver with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government’s Minfile database). The historical production grades would rank Keno Hill in the top 3% by grade of today’s global silver producers. The Keno Hill district is the second-largest historical silver producer in Canada.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company’s core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development activity.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 2300
Vancouver, BC V6C 1S4

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company’s website at www.alexcoresource.com.

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the entering into of agreements, the closing of transactions and the expenditure of funds. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the timing of transactions, the ability to fulfill certain conditions, the ability to raise funds and the timing and amount of expenditures.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 2300
Vancouver, BC V6C 1S4

News Release

Alexco Announces Initial Keno Hill Drill Results

November 2, 2006 Vancouver, British Columbia – Alexco Resource Corp. (TSX:AXR) (“Alexco or the Company”) is pleased to announce initial assay results from its ongoing diamond drilling campaign at its Keno Hill Project in the Mayo Mining District, Yukon. To date over 9,200 metres of drilling has been completed in 33 holes, the majority targeted to validate or test extensions of known mineralization in the areas around seven past producing silver mines.

Highlights

•	Partial drill results from the initial seven core holes in the area of the past producing Silver King mine at Keno Hill have returned some spectacular values. Highlights include:

o

DDH K06-002 which cut four mineralized intervals including two bonanza intervals grading: 3.21 kg/tonne of silver (93.6 ounces per ton silver) and 1.65% lead over 1.0 metre from 166.8 to 167.8 metres, and 2.71 kg/tonne of silver (79.0 ounces per ton silver) over 1.0 metre from 299.0 to 300.0 metres;

	o	DDH K06-006 which cut one bonanza interval grading: 3.84 kg/tonne of silver (112.0 ounces per ton silver) over 1.4 metres from 248.4 to 249.8 metres;

o

DDH K06-009 which cut two mineralized intervals including one bonanza interval over 1.04 metres grading: 2.47 kg/tonne of silver (72.0 ounces per ton silver) and 24.1 g/tonne of gold (0.70 ounces per ton gold) from 130.36 to 131.40 metres.

•

Additional diamond drill holes at the former Husky, Husky Southwest, Lucky Queen, Shamrock, Ruby and the Bellekeno Mines have encountered mineralized intervals with significant amounts of galena, sphalerite, ruby silver and native silver in widths varying from 1.0 metre to as much as 10.0 metres. Assays are pending and will be reported when received and compiled.

•	Based on the initial drill results from 2006, Alexco plans a major exploration and resource expansion effort with a minimum of 30,000 metres of diamond drilling anticipated in 2007.

2006 Drill Program

Drilling in 2006 has focused on gathering baseline information from areas around the former Silver King, Husky, Husky Southwest, Lucky Queen, Shamrock, Ruby and Bellekeno mines. These past producers mined a portion of the historic Keno Hill silver district extending over an eighteen kilometre long belt.

Assays from five of the seven initial drill holes completed in the area of the former Silver King mine have been received. Partial results have been received for the two remaining holes. The initial results are impressive with high-grade bonanza intervals encountered in three of the drill holes as well as long, lower grade intervals of intensely altered and stock-worked material. The holes at Silver King primarily targeted the down-dip and along-strike extension of historic mine workings. A summary of the results received to date is presented in Table 1.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 2300
Vancouver, BC V6C 1S4

Table 1: Initial Results from the Silver King Area – Keno Hill Property

	From	To	Length	Au	Au	Ag	Ag	Pb	Zn	Ag Eq*
Hole #	metres	metres	metres g/tonne		oz/ton g/tonne		oz/ton	%	%	oz/ton

K06-001	141.10	141.50	0.40	0.18	0.005	772.0	22.5	4.85	0.01	28.3
K06-001	153.10	154.60	1.50	0.15	0.004	360.0	10.5	0.05	0.02	10.9

K06-002	102.00	115.00	13.00	0.28	0.008	117.73	3.4	1.19	3.40	11.7
including	111.00	114.00	3.00	0.45	0.013	270.0	7.9	2.15	9.33	28.7
K06-002	166.80	167.80	1.00	0.99	0.029	3210.0	93.6	1.23	0.01	96.9
K06-002	299.00	300.00	1.00	<0.01	<0.001	2710.0	79.0	0.28	0.68	80.7

K06-003	160.50	161.20	0.70	1.38	0.040	357.0	10.4	1.49	0.40	15.5

K06-004	214.60	227.00	12.40	0.10	0.003	152.3	4.4	0.29	0.40	5.7
Including	216.10	218.36	2.26	0.31	0.009	721.0	21.0	1.29	2.02	26.9
K06-004	274.00	275.10	1.10	0.63	0.018	973.0	28.4	<0.01	0.03	29.7
K06-004	333.50	334.50	1.00	5.03	0.147	15.40	0.4	<0.01	<0.01	10.1

K06-006	244.70	262.70	18.00	0.43	0.013	306.0	8.9	0.12	0.05	10.0
including	248.39	249.75	1.36	1.71	0.050	3840.0	112.0	0.16	0.03	115.5

K06-007	188.28	189.68	1.40	0.16	0.005	502.6	14.7	3.63	0.38	19.8

K06-009	130.36	134.50	4.14	6.30	0.184	769.0	22.4	0.35	0.10	35.1
including	130.36	131.40	1.04	24.10	0.703	2470.0	72.0	0.12	0.07	118.5
K06-009	161.50	164.00	2.50	0.16	0.005	1275.9	37.2	0.49	<0.01	38.1

* Silver (Ag) equivalent calculated based on US$525 Au, US$8.00 Ag, US$0.45 Pb, and US$0.75 Zn; metallurgical recoveries not considered.

The initial results in the Silver King area suggest the possibility of bulk mineable widths in contrast to the more discrete lead-zinc-silver veins encountered in the Bellekeno area, located fifteen kilometres to the east. Preliminary results from Bellekeno drilling are expected shortly.

Exploration continues with two rigs currently drilling on the property. Total drilling now exceeds 9,200 metres with approximately 11,500 metres anticipated by the end of November 2006. Core logging is current and over 4,000 samples have been delivered to ALS Chemex labs in Vancouver. The program is managed by the NovaGold Resources Inc. (TSX, AMEX: NG) exploration team on behalf of Alexco.

Alexco anticipates three to four rigs drilling at Keno Hill for eight months in 2007, drilling a minimum of 30,000 metres within the district. Planning of the 2007 diamond drilling and geology work plan is currently ongoing and will be finalized upon completion of the 2006 exploration field program.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 2300
Vancouver, BC V6C 1S4

Note: True widths have not been determined for all the above reported drill intercepts but are believed to be representative of actual drill thicknesses.

A rigorous quality control and quality assurance protocol under the supervision of Qualified Person, Mike Stammers, P. Geo., a qualified person as defined by NI 43-101, was utilized on the project including blank, duplicate and standard reference samples in each batch of 20 samples that were delivered to the lab. All drill core samples were shipped to ALS Chemex Labs of North Vancouver BC for preparation and analysis by fire assay and multi-element ICP.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill district produced more than 217 million ounces of silver (5.37 million tons) with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government’s Minfile database). The historical production grades would rank Keno Hill in the top 3% by grade of today’s global silver producers. The Keno Hill district is the second-largest historical silver producer in Canada.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company’s core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development activity.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company’s website at www.alexcoresource.com.

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the entering into of agreements, the closing of transactions and the expenditure of funds. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the timing of transactions, the ability to fulfill certain conditions, the ability to raise funds and the timing and amount of expenditures.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 2300
Vancouver, BC V6C 1S4